UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under The Securities Exchange Act of 1934

(Amendment No. 1)

THE BEAR STEARNS COMPANIES INC.

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

073902108

(CUSIP Number)

Thomas B. Youth

c/o Tavistock Group

P.O. Box 9000

9350 Conroy-Windemere Road

Windemere, Florida 34786

Telephone Number: (407) 909-9000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 5, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.   ☐

CUSIP No. 073902108	SCHEDULE 13D (Amendment No. 1)	Page 2 of 11 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Aquarian Investments Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 (see Item 5)
8. Shared Voting Power 650,000 (see Item 5)
9. Sole Dispositive Power 0 (see Item 5)
10. Shared Dispositive Power 650,000 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 650,000 (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 0.56% (see Item 5)
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 073902108	SCHEDULE 13D (Amendment No. 1)	Page 3 of 11 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Cambria Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 (see Item 5)
8. Shared Voting Power 1,475,300 (see Item 5)
9. Sole Dispositive Power 0 (see Item 5)
10. Shared Dispositive Power 1,475,300 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,475,300 (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 1.27% (see Item 5)
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 073902108	SCHEDULE 13D (Amendment No. 1)	Page 4 of 11 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Darcin Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 (see Item 5)
8. Shared Voting Power 1,008,900 (see Item 5)
9. Sole Dispositive Power 0 (see Item 5)
10. Shared Dispositive Power 1,008,900 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,008,900 (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 0.87% (see Item 5)
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 073902108	SCHEDULE 13D (Amendment No. 1)	Page 5 of 11 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Mandarin, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 (see Item 5)
8. Shared Voting Power 3,838,572 (see Item 5)
9. Sole Dispositive Power 0 (see Item 5)
10. Shared Dispositive Power 3,838,572 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,838,572 (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 3.32% (see Item 5)
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 073902108	SCHEDULE 13D (Amendment No. 1)	Page 6 of 11 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Nivon Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 (see Item 5)
8. Shared Voting Power 2,280,281 (see Item 5)
9. Sole Dispositive Power 0 (see Item 5)
10. Shared Dispositive Power 2,280,281 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,280,281 (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 1.97% (see Item 5)
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 073902108	SCHEDULE 13D (Amendment No. 1)	Page 7 of 11 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Joseph Lewis
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 (see Item 5)
8. Shared Voting Power 9,253,053 (see Item 5)
9. Sole Dispositive Power 0 (see Item 5)
10. Shared Dispositive Power 9,253,053 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,253,053 (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 8.01% (see Item 5)
14.	Type of Reporting Person (See Instructions) IN

Item 1. Security and Issuer

This Amendment No. 1 to Schedule 13D (this “Amendment”) relates to the Common Stock, par value $1.00 per share (the “Shares”) of The Bear Stearns Companies Inc., a Delaware corporation (the “Issuer” or the “Company”). The Issuer’s principal executive offices are located at 383 Madison Avenue, New York, New York 10179. This Amendment is filed jointly pursuant to Commission Rule 13d-1(k)(1) by Aquarian Investments Ltd. (“Aquarian”), Cambria Inc. (“Cambria”), Darcin Inc. (“Darcin”), Mandarin, Inc. (“Mandarin”), Nivon Inc. (“Nivon”), and Joseph Lewis (collectively, the “Reporting Persons”) and amends the Schedule 13D originally filed by the Reporting Persons on September 10, 2007 (the “Initial 13D).

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Initial 13D is hereby amended and restated in its entirety as follows:

Aquarian, Cambria, Darcin, Mandarin, Nivon and Joseph Lewis may be deemed the beneficial owners in the aggregate of 9,253,053 Shares owned directly by Aquarian, Cambria, Darcin, Mandarin and Nivon. The aggregate purchase price for the 9,253,053 Shares was approximately $1,003,475,581 and was paid out of working capital by the respective purchasers.

Item 5. Interest in Securities of the Issuer

Item 5 of the Initial 13D is hereby amended and restated in its entirety as follows:

As of December 5, 2007, the Reporting Persons may be deemed to beneficially own, in the aggregate, 9,253,053 Shares, representing 8.01% of the Issuer’s outstanding Shares (based on 115,461,065 Shares stated to be outstanding as of October 8, 2007 by the Issuer in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on October 10, 2007). Aquarian, Cambria, Darcin, Mandarin and Nivon have shared voting power and shared dispositive power with regard to the 650,000, 1,475,300, 1,008,900, 3,838,572 and 2,280,281 Shares, respectively, that they own directly. Joseph Lewis has shared voting power and shared dispositive power with regard to each of the Shares owned directly by Aquarian, Cambria, Darcin, Mandarin and Nivon.

Set forth below are the number of Shares, trading dates and average price per Share for all transactions in the Shares made by Aquarian, Cambria, Darcin, Mandarin and Nivon within the past 60 days. Except as indicated, all transactions were open market transactions and were effected on the New York Stock Exchange.

Name	Number of Shares Purchased	Date	Price per Share
Mandarin	1,569,000	10/19/2007	118.8017
Mandarin	687,300	10/19/2007	120.00	*
Mandarin	400	11/5/2007	120.00	*
Mandarin	5,200	11/6/2007	120.00	*
Mandarin	20,000	12/5/2007	110.00	*

* Represents shares acquired pursuant to exercise of options by option counterparty.

Only Aquarian, Cambria, Darcin, Mandarin and Nivon have the right to receive dividends and the proceeds from the sale of the Shares beneficially owned by the respective Reporting Persons.

Item 7. Material to Be Filed as Exhibits

Exhibit0 No.	Description

1	Joint Filing Agreement, dated December 6, 2007, by and among Aquarian Investments Ltd., Cambria Inc., Darcin Inc., Mandarin, Inc., Nivon Inc. and Joseph Lewis.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment is true, complete and correct.

Date: December 6, 2007

AQUARIAN INVESTMENTS LTD.

By:	/s/ Jefferson R. Voss
Name: Title:	Jefferson R. Voss Vice President

CAMBRIA INC.

By:	/s/ Jefferson R. Voss
Name: Title:	Jefferson R. Voss Vice President

DARCIN INC.

By:	/s/ Jefferson R. Voss
Name: Title:	Jefferson R. Voss Vice President

MANDARIN, INC.

By:	/s/ Jefferson R. Voss
Name: Title:	Jefferson R. Voss Vice President

NIVON INC.

By:	/s/ Jefferson R. Voss
Name: Title:	Jefferson R. Voss Vice President

JOSEPH LEWIS

By:	/s/ Joseph Lewis
Joseph Lewis, Individually

EXHIBIT INDEX

Exhibit No.	Description

1	Joint Filing Agreement, dated December 6, 2007, by and among Aquarian Investments Ltd., Cambria Inc., Darcin Inc., Mandarin, Inc., Nivon Inc. and Joseph Lewis.